KING, HOLMES, PATERNO & BERLINER LLP

ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, TWENTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90067-4506

TELEPHONE (310) 282-8989

Facsimile (310) 282-8903

(310) 282-8911

April 16, 2007

VIA FACSIMILE (202) 772-9208

AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attn:  Mr. Timothy Geishecker

Re:                               Manhattan Bancorp — Registration Statement on Form SB-2

File No. 333-140448

Dear Mr. Geishecker:

On behalf of Manhattan Bancorp (the “Company”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 A.M., Pacific Time (12:00 P.M. Eastern Time), on Thursday, April 19, 2007, or as soon thereafter as possible.

Sincerely,

/s/ Madge S. Beletsky

MADGE S. BELETSKY

cc:           Mr. Jeffrey M. Watson

Keith T. Holmes, Esq.